CommonWealth REIT

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA  02458-1634

April 30, 2012

VIA FAX AND EDGAR

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                           CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012 (the “Filing”)

File No. 1-9317

Dear Ms. LaMothe:

The Company is writing in response to your letter dated April 12, 2012. For your convenience, each of your original comments appears below in italicized text and is followed by the Company’s response.

General

1.                                      We note you indicate you have some triple net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Company Response: In future Exchange Act periodic reports, as applicable, the Company will describe how the Company monitors tenant credit quality and identifies any material changes in quality.

2.                                      In future Exchange Act periodic filings, please provide same property net operating income disclosure.

Company Response: In future Exchange Act periodic reports, the Company will provide same property net operating income disclosure.

Item 7.  Management’s Discussion and Analysis of Financial Condition..., page 54

Property Operations, page 54

3.                                      In future Exchange Act periodic filings, please include the number of tenants whose leases will expire in each period in your lease expirations table.

Company Response: In future Exchange Act periodic reports, the Company will include the number of tenants whose leases will expire in each period in the Company’s lease expirations table.

4.                                      We note your disclosure of the average annualized effective rent per square foot for 2010 and 2011. In future Exchange Act periodic filings, please clarify whether you have adjusted the average effective rent for tenant concessions, such as free rent, or tenant reimbursements.

Company Response: In future Exchange Act periodic reports, the Company will clarify whether it has adjusted the average effective rent for tenant concessions, such as free rent, or tenant reimbursements.

Results of Operations, page 59

Calculation of Funds from Operations, or FFO, and Normalized FFO, page 60

5.                                      We note that you do not reconcile FFO to net income for the year ended December 31, 2009. In future Exchange Act periodic filings, in your reconciliation of FFO to net income, please include the periods covered in the income statements.

Company Response: The Company respectfully notes that the Filing includes a reconciliation of FFO to net income for the year ended December 31, 2009 on page 65 of the Filing.

In future Exchange Act periodic reports, the Company will continue to include the periods covered in the income statements in its reconciliation of FFO to net income.

Our Investment and Financing Liquidity and Resources, page 68

6.                                      In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Company Response: In future Exchange Act periodic reports, if the Company undertakes and has a significant development/redevelopment portfolio, the Company will expand its disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

7.                                      In future Exchange Act periodic filings and to the extent applicable, please include disclosure regarding tenant concessions, such as free rent, granted with respect to space leased during the period. Please also provide this information on a per square foot basis.

Company Response: In future Exchange Act periodic reports, to the extent applicable, the Company will include disclosure regarding tenant concessions granted with respect to the space leased during the period, and the Company will provide this information on a per square foot basis.

Critical Accounting Policies, page 75

8.                                      Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Company Response: The Company evaluates fixed rate renewal options acquired as part of a property acquisition in a manner similar to an assumed lease that contains below market returns. The value ascribed to any below market lease renewal option is included in “Assumed real estate lease obligations, net” on the Company’s balance sheet and would not be amortized until the tenant either exercises or declines the lease renewal option.

Financial Statements

Note 9.  Related Person Transactions, page F-24

9.                                      We note the series of property sales to related parties and / or equity method investees.  Please further clarify the nature of consideration received in these transactions, your policy for how you determine when to defer gains versus immediate gain recognition and factors considered by the Independent Trustees when establishing the transaction values.

Company Response: All the consideration received by the Company in connection with the property sales to related parties and/or equity method investees described in the Filing was in the form of cash.

The Company’s determination to defer gains versus immediate gain recognition on sales of assets to former subsidiaries is based on the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, 360-20 (Property, Plant and Equipment; Real Estate Sales). According to ASC 360-20-40-47, if the buyer is not independent of the seller (for example, if the seller — e.g., the Company — holds or acquires an equity interest in the buyer — e.g., Government Properties Income Trust, or GOV), then the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale.

The property sales to Senior Housing Properties Trust, or SNH, and to GOV described in Note 9 of the Filing were negotiated by special committees of each of the Company’s and the respective buyer’s Boards of Trustees composed solely of Independent Trustees who are not also trustees of the other party. It is not possible to precisely state what factors may have been considered by these Independent Trustees in their negotiations except by reference to the information which they requested and received about the properties involved in the transactions, including the physical characteristics of the concerned properties (i.e., location, land area, leasable building area, etc.), the historical costs of the properties, the dates of their acquisitions, the historical investments in the properties, the current net book values of the properties, the current lease terms affecting the properties, the credit qualities and other characteristics of the current tenants, the tenants’ current uses of the properties, the current operating expenses of the properties, the net operating income realized at the properties, market conditions affecting the properties and similar properties, and the capitalization rates realized in the sales of similar properties. Some of this data was provided by, and reviewed by the Independent Trustees with, professional appraisers to create a range of possible values; and then the give and take of negotiations between the respective special committees of the buyer and seller entities determined the valuations.

Note 12.  Segment Information, page F-35

10.                               We note your discussion of net operating income on pages F-35 to F-39. In future Exchange Act periodic reports, please expand your disclosure in the MD&A section to clarify whether tenant improvement costs, leasing commissions, lease termination fees and property marketing costs are included in net operating income.

Company Response: The Company’s calculation of net operating income includes lease termination fees received from tenants and recurring property marketing costs paid but excludes capitalized tenant improvement costs and leasing commissions. In future Exchange Act periodic reports, the Company will expand its disclosure in the MD&A section to clarify this calculation.

Signatures

11.                               In future Exchange Act periodic reports, please confirm that Adam D. Portnoy is also your principal executive officer. Please refer to General Instruction D(2)(a) of Form 10-K.

Company Response: In future Exchange Act periodic reports, for as long as Adam D. Portnoy continues to serve as the Company’s principal executive officer, the Company will so indicate by his signature on reports required to be signed by the Company’s principal executive officer.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above. Please call me at  617-332-3990 if you have any questions or require additional information.

Sincerely,

COMMONWEALTH REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer